Filed pursuant to Rule 424(b)(3)

Registration No. 333-109547

PROSPECTUS

$150,000,000

2 3/4% Convertible Subordinated Notes due 2008 and

Common Stock Issuable Upon Conversion of the Notes

On September 9, 2003 we issued and sold $150,000,000 aggregate principal amount of our 2¾% Convertible Subordinated Notes due September 9, 2008 in a private offering. Selling securityholders may use this prospectus to resell the notes and the shares of our common stock issuable upon conversion of the notes from time to time.

The notes bear interest at a rate of 2 3/4% per year. We will pay interest on the notes on March 9 and September 9 of each year, beginning on March 9, 2004. The notes will mature on September 9, 2008.

The notes are convertible, at the option of the holder, at any time on or prior to the business day prior to maturity, into shares of our common stock. The notes initially were convertible at a conversion price of $6.132 per share, which is equal to a conversion rate of 163.0789 shares per $1,000 principal amount of notes, subject to adjustment as described herein. As a result of our 1 for 3 reverse stock split completed on October 21, 2003, the conversion price has been adjusted to $18.396 per share, which is equal to a conversion rate of 54.3596 shares per $1,000 principal amount of the notes. On June 4, 2004, the last reported sale price of our common stock was $11.29 per share. Currently the maximum number of shares into which the notes are convertible, in the aggregate, is 8,153,947 shares of our common stock.

We may redeem some or all of the notes for cash at any time on or after September 9, 2006, at a redemption price of $1,000 per $1,000 principal amount of notes, plus accrued and unpaid interest, if any, to the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the mailing date of the corresponding redemption notice.

Upon specified change in control events relating to Openwave Systems Inc., each holder may require us to purchase all or a portion of such holder’s notes at a price equal to the principal, plus accrued and unpaid interest, if any, on such notes to the date of purchase. We will have the option to pay the purchase price in cash or shares of our common stock.

The notes are our general subordinated obligations, junior in right of payment to all of our existing and future senior and senior subordinated indebtedness, equal in right of payment to any existing and future subordinated debt and structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries.

The notes are not listed on any securities exchange or included in any automated quotation system. Our common stock is quoted on the Nasdaq National Market under the symbol “OPWV”.

Investing in the notes involves risks that are described in the “ Risk Factors” section beginning on page 4 of this prospectus.

We will not receive any of the proceeds from the sale of the notes or the shares of common stock by the selling securityholders. The notes and the shares of common stock may be offered by the selling securityholders in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling securityholders. In addition, the shares of common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 7, 2004.

You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document is only current on the date of this document.

Unless otherwise indicated, all references to “Openwave,” “we,” “us” or “our,” or similar terms, refer to Openwave Systems Inc., together with its consolidated subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for additional information about the Public Reference Room.

The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, including Openwave Systems Inc., that file electronically with the SEC. The address of that site is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. The following documents filed by us with the SEC are incorporated by reference into, and made a part of, this prospectus:

•	our annual report on Form 10-K for the year ended June 30, 2003 filed August 28, 2003,

•	our quarterly report on Form 10-Q for the quarter ended September 30, 2003 filed November 14, 2003,

•	our quarterly report on Form 10-Q for the quarter ended December 31, 2003 filed February 17, 2004,

•	our current report on Form 8-K filed July 24, 2003 (except for information furnished to the SEC under Items 9 and 12),

•	our current report on Form 8-K filed July 29, 2003,

•	our current report on Form 8-K filed August 21, 2003,

•	our current report on Form 8-K filed September 3, 2003,

•	our current report on From 8-K filed September 5, 2003,

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•	our current report on Form 8-K filed September 10, 2003,

•	our current report on Form 8-K filed on October 10, 2003,

•	our current report on Form 8-K filed on October 28, 2003 (except for information furnished to the SEC under Item 12),

•	our current report on Form 8-K filed on January 21, 2004 (except for information furnished to the SEC under Item 12),

•	our registration statement on Form 8-A filed August 17, 2000, and

•	our registration statement on Form 8-A filed December 8, 2003.

These reports contain important information about us and our finances.

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished to the SEC under Items 9 or 12 of Form 8-K), from the date of this prospectus until the selling securityholders have sold all of the notes and shares of common stock to which this prospectus relates or this offering is terminated shall also deemed to be incorporated herein by reference and will automatically update information in this prospectus.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference into this prospectus modifies or supercedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Investor Relations

Openwave Systems Inc.

1400 Seaport Boulevard

Redwood City, California 94063

Tel: +1 650 480 6763

Fax: +1 650 480 4295

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based upon current expectations and beliefs of our management and are subject to certain risks and uncertainties, including economic and market variables. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions identify such forward-looking statements. Forward-looking statements include, among other things the information and expectations concerning our future financial performance and potential or expected growth in our markets and the markets in which we expect to compete, business strategy, projected plans and objectives, anticipated cost savings from restructurings and our estimates with respect to future operating results, including, without limitation, EBITDA, earnings, cash flow and revenue. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Factors which could cause actual results to differ materially include those set forth in the risks discussed below under the subheading “Risk Factors,” and elsewhere in this prospectus and the documents incorporated by reference. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in the sections below and any subsequently filed reports, including, but not limited to, our most recently filed annual report on Form 10-K for the fiscal year ended June 30, 2003, our most recently filed quarterly report on Form 10-Q for the quarter ended December 31, 2003 and any subsequently filed reports.

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SUMMARY

You should read the following summary together with the more detailed information regarding our company, including “risk factors” and our consolidated financial statements and related notes, included elsewhere or incorporated by reference in this prospectus. Marks used herein are the property of their respective owners, which includes us in some instances. This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you.

Our Business

We are a leading independent provider of open standards software products and services for the communications industry. Our software products consist of client software for browsing and multi-media messaging, infrastructure software such as wireless application protocol, or WAP, gateways, which provide the underlying infrastructure to enable data services on mobile phones, and wireless and wireline applications, such as email and multimedia messaging and related services. As one of the early innovators in mobile data and messaging services, we have been a pioneer in the convergence of the Internet and mobile communications. In 1993, we developed our first email messaging server. In 1995, we developed our initial technology that enables the delivery of mobile data services to mobile phones. In 1996, we introduced and deployed our first gateway and browser products. Recently, we launched new products, including our WAP2 Gateway and Openwave phone software tools Version 7 (V7), designed to bring a better user experience to mobile data applications that emphasizes advanced graphics and multi-media messages on color handsets. We also introduced Email Mx 6.0, our next generation email and messaging platform. We believe that the increased dependence on email services, remote access to corporate intranets, and the rise of services such as ringtones, games and messaging on mobile phones, will provide us the opportunity to further benefit from demand for our software and services.

Our customers are communication service providers, including wireless and wireline operators, and handset manufacturers worldwide. We deliver products and technologies, which we refer to as “our IP”, and deep industry experience and knowledge which we refer to as “our IQ”, to partner with operators and manufacturers to continuously innovate and deliver differentiated services to subscribers. Our product development is focused on the following: client software, mobile infrastructure anchored by WAP, and open mobile alliance, or OMA, standards, and messaging applications built around a flexible Internet-Protocol messaging core.

We believe that our relationships with more than 70 operators and partnerships with more than 47 handset manufacturers will allow us to benefit from the growth of mobile data services. We have a team of professionals who work with leading mobile operators and handset manufacturers around the world at all stages of development and implementation of wireless services. Our strategy is to design software products and platforms and provide services that help our customers drive incremental subscriber revenues and increase subscriber loyalty while transitioning to a world of personalized data services, multiple applications and open standards-based networks.

We were incorporated in 1994 as a Delaware corporation and completed our initial public offering in 1999. Our principal executive offices are located at 1400 Seaport Boulevard, Redwood City, CA 94063. Our telephone number is (650) 480-8000. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, are available free of charge through our website at www.openwave.com, as soon as reasonably practicable after we file or furnish such material with the SEC. Information contained on our website is not incorporated by reference to this prospectus.

Recent Events

On October 1, 2003, our stockholders approved each of three forms of amendment to our certificate of incorporation effecting a reverse stock split of our common stock whereby each outstanding 3, 4, or 5 shares of common stock, as set forth in the particular form of amendment, would be combined and converted into one share of common stock. Our board of directors ultimately selected the amendment which effected a 1 for 3 reverse stock split on October 21, 2003. As a result of the reverse stock split, the conversion price of the notes was adjusted to $18.396 per share, which is equal to a conversion rate of 54.3596 shares per $1,000 principal amount.

The Offering

Issuer	Openwave Systems Inc.

Notes Offered	$150,000,000 aggregate principal amount of 2 3/4% Convertible Subordinated Notes due September 9, 2008.

Price	The notes have a principal amount at maturity of $1,000 and were issued at a price of 100% of their principal amount.

Maturity	September 9, 2008.

Interest	2 3/4% per year on the principal amount, payable semiannually on March 9 and September 9 beginning on March 9, 2004.

Security	We purchased and pledged to the trustee under the indenture for the exclusive benefit of the holders of the notes, approximately $12.0 million of U.S. government securities, which we expect will be sufficient to provide for the payment in full of the first six scheduled interest payments on the notes when due. The notes are not and will not otherwise be secured. See “Description of Notes—Security.”

Conversion Rights	The notes are convertible, at the option of the holder, at any time on or prior to the business day prior to the maturity date into shares of our common stock. The notes were initially convertible at a conversion price of $6.132, which is equal to a conversion rate of 163.0789 shares per $1,000 principal amount. On October 21, 2003 we effected a 1 for 3 reverse stock split. As a result of the reverse stock split, the conversion price of the notes was adjusted to $18.396 per share, which is equal to a conversion rate of 54.356 shares per $1,000 principal amount.

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion, a holder will not receive any cash payment representing accrued interest, subject to certain exceptions. Instead, accrued interest will be deemed paid by the shares of common stock received by the holder on conversion. See “Description of Notes—Conversion Rights.”

Ranking	The notes are our general subordinated obligations, junior in right of payment to all of our existing and future senior and senior subordinated indebtedness, equal in right of payment to any existing and future subordinated debt and structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2003, we had no senior indebtedness outstanding, other than reimbursement obligations with respect to letters of credit in the amount of $29.9 million securing our lease obligations. As of September 30, 2003, our subsidiaries had no outstanding indebtedness.

Optional Redemption	We may redeem some or all of the notes for cash at any time on or after September 9, 2006, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, on such notes to, but not including, the redemption date, if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the mailing date of the optional redemption notice. See “Description of Notes—Optional Redemption by Openwave.”

Change in Control	Upon specified change in control events relating to Openwave Systems Inc., each holder of the notes may require us to purchase all or a portion of such holder’s notes at a price equal to the principal amount, plus accrued and unpaid interest, if any, on such notes to the date of purchase. We will have the option to pay the purchase price in cash or shares of our common stock. See “Description of Notes—Repurchase at Option of Holders Upon a Change of Control.”

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. The global notes were deposited with the trustee, as a custodian for DTC, and were registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes—Global Notes; Book-Entry; Form.”

Registration Rights

We have agreed, for the benefit of the holders of the notes, to:

•      file a shelf registration statement with respect to the resale of the notes and the common stock issuable upon conversion of the notes with the SEC within 90 days after the original issuance of the notes; and

•      use our reasonable best efforts to cause the shelf registration statement to be declared effective within 180 days after the original issuance of the notes.

We have agreed to keep the shelf registration statement effective until the earlier of (a) the sale pursuant to the shelf registration statement or public sale pursuant to Rule 144 of all the notes and all shares of common stock issuable upon conversion of the notes, (b) the date when the holders of the notes and common stock issuable upon conversion of the notes are able to sell such securities immediately without regard to the volume limitation provisions of Rule 144, (c) the second anniversary of the latest issuance of the notes and (d) the date on which all of the notes and shares of common stock issuable upon conversion of the notes cease to be outstanding.

We are required to pay additional interest to the holders of the notes and to the holders of common stock issued upon conversion of the notes if we fail to comply with our obligations to register the notes and the common stock issuable upon conversion of the notes within the specified time periods. See “Description of Notes—Registration Rights.”

Use of Proceeds	We will not receive any of the proceeds upon the resale of the notes or the underlying common stock by any selling securityholder.

Trading	The notes will not be listed on any national securities exchange. The notes initially sold to qualified institutional buyers are eligible for trading on the PORTAL market. However, the notes resold pursuant to this prospectus will no longer be eligible for trading in the PORTAL market. An active or liquid market may not develop for the notes. Our common stock is traded on the Nasdaq National Market under the symbol “OPWV”.

Risk Factors	See “Risk Factors” and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes or shares of our common stock.

RISK FACTORS

You should carefully consider the following risks, as well as the other information contained in this prospectus, before deciding to purchase any notes or shares of our common stock. If any of the following risks actually occurs, our business could be harmed. You should refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes incorporated by reference herein.

Risks Related to Our Business

We have a history of losses and we may not achieve or maintain profitability.

We have incurred losses since our inception, including losses of approximately $23.4 million during the six months ended December 31, 2003. As of December 31, 2003, we had an accumulated deficit of approximately $2.6 billion, which includes approximately $2 billion of goodwill impairment and amortization. We currently have net losses and negative cash flows and expect to continue to spend significant amounts to develop or enhance our products, services and technologies and to enhance sales and operational capabilities. We may not achieve profitability in accordance with our expectations or at all. We will need to generate increases in revenue as well as reduce costs to achieve profitability. We face a number of risks including:

•	our ability to upgrade, develop and maintain our products and effectively respond to the rapid technology change in wireless communications;

•	our ability to anticipate and respond to the announcement or introduction of new or enhanced products or services by our competitors;

•	the rate of growth, if any, in end-user purchases of data-enabled handsets, use of our products, and the growth of wireless data networks generally;

•	the volume of sales of our products and services by our strategic partners, distribution partners and resellers; and

•	general economic market conditions and their affect on our operations and the operations of our customers.

In addition, our customer base consists of a limited number of communication service providers and mobile device manufacturers. Our ability to achieve or maintain profitability depends in large part on our continued ability to introduce reliable and robust products that meet the demanding needs of these customers and their willingness to launch, maintain and market commercial services utilizing our products. As a result, our business strategy may not be successful, and we may not successfully address these risks.

Our operating results are subject to significant fluctuations, and this may cause our stock price to decline in future periods.

Our operating results have fluctuated widely in the past and we expect they will continue to do so in the future. Our revenue, particularly our licensing revenue, is difficult to forecast and is likely to fluctuate from quarter to quarter. Factors that may lead to significant fluctuation in our operating results include, but are not limited to:

•	the financial performance of, introduction of new products or services by, acquisitions or strategic alliances by and changes in pricing policies by us or our competitors;

•	delays in development, introduction, market acceptance or implementation by our customers of our products and services;

•	purchasing patterns of and changes in demand by our customers for our products and services and the lack of visibility into the timing of our customers’ purchasing decisions;

•	our concentrated target market and the potentially substantial effect on total revenues that may result from the gain or loss of business from each incremental customer; and

•	potential slowdowns or quality deficiencies in the introduction of new telecommunication networks or improved handsets.

Our operating results could also be affected by disputes or litigation with other parties, acts of terrorism and war, general industry factors, including a slowdown in capital spending or growth in the telecommunications industry, either temporary or otherwise, general political and economic factors, including a further economic slowdown or recession and health crises or disease outbreaks such as the recent outbreak and spread of severe acute respiratory syndrome (SARS), which in particular could impact our sales in certain regions in Asia or elsewhere if the number of SARS cases grows.

Most of our expenses, such as compensation for current employees and lease payments for facilities and equipment, are relatively fixed. In addition, our expense levels are based, in part, on our expectations regarding future revenues. As a result, any shortfall in revenues relative to our expectations could cause significant changes in our operating results from period to period. Due to the foregoing factors, we believe period-to-period comparisons of our revenue levels and operating results may be of limited use. From time to time we may be unable to meet our internal projections or the projections of securities analysts and investors that follow us. To the extent that we are unable to do so, we expect that the trading price of our stock could fall dramatically. In addition, changes in estimates or our financial performance or changes in recommendations by securities analysts could also adversely affect our stock price. These fluctuations may be exaggerated if the trading volume of our common stock is low.

We rely on sales to a small number of customers, and the failure to retain these customers or add new customers may harm our business.

To date, a significant portion of our revenues in any particular period has been attributable to a limited number of customers, comprised primarily of communication service providers. Significant customers for the year ended June 30, 2003 include Sprint and KDDI. Sales to Sprint and its related entities accounted for approximately 13% of our total revenues for the year ended June 30, 2003. Sales to KDDI accounted for approximately 11% of our total revenues for the year ended June 30, 2003. Either of these customers may not continue to generate significant revenues for us and we may be unable to replace these customers with new ones on a timely basis or at all.

We believe that we will continue to rely upon a limited number of customers for a significant portion of our revenues from each period for the foreseeable future, and any failure by us to capture a significant share of these customers could materially harm our business. We believe that the telecommunications industry is entering a period of consolidation. To the extent that our customer base consolidates, we will have increased dependence on a few customers who may be able to exert increased pressure on our prices and contractual terms in general.

If handsets are not widely adopted for mobile delivery of data services, our business could suffer.

We have focused a significant amount of our efforts on mass-market handsets as the principal means of delivery of data services using our products. If handsets are not widely adopted for mobile delivery of data services, our business could suffer materially. End-users currently use many competing products, such as portable computers, to remotely access the Internet and email. These products generally are designed for the visual presentation of data, while, until recently, handsets historically have been limited in this regard. In addition, the development and proliferation of many types of competing products capable of the mobile delivery of data service in a rapidly evolving industry represents a significant risk to a primary standard emerging. If end-users do not adopt mobile phones or other wireless devices containing our browser or compatible browsers as a means of accessing data services, our business could suffer materially.

Our success depends on continued acceptance of our products and services by communication service providers, their subscribers, and by wireless device manufacturers.

Our future success depends on our ability to increase revenues from sales of our software and services to communication service providers and other customers. To date, only a limited number of communication service providers and other customers have implemented and deployed services based on our products. In addition, many of these customers are large telecommunications companies who may be able to exert significant influence over our relationship with them. Furthermore, we are dependent upon our customers having growth in subscriber adoption for additional purchases. Some of our customers have purchased license seats exceeding their current needs and may not have additional purchases, if any, until they utilize all of their current purchased licenses. Communication service providers and other partners may not widely deploy or successfully market services based on our products, and large numbers of subscribers might not use these services. The failure to do so could harm our operating results.

Our operating results are highly dependent on the level of technology spending by our customers.

Our sales and operating results are highly dependent on:

•	the rate of growth in end-user purchases of data enabled handsets, use of our products and the growth of wireless data networks generally; and

•	our customers’ willingness to incur the costs necessary to buy third-party hardware and software required to use our software products and any related price concessions on our product that our customers demand as a result.

Information technology spending on these items have substantially declined in the past, may deteriorate further or may not increase in accordance with out expectations, which would have a negative impact on our sales and operating results.

The market for our products and services is highly competitive. We may be unable to successfully compete which may decrease our market share and harm our operating results.

The market for our products and services is highly competitive. Many of our existing and potential competitors have substantially greater financial, technical, marketing and distribution resources than we have. Their greater financial resources has enabled, and may continue to enable, them to aggressively price, finance and bundle certain of their product offerings to attempt to gain market adoption or to increase market share. These activities have increased price pressure on us and increased the need for us to partner with larger resellers with broader product offerings and financing capabilities, both of which may negatively affect our market share and financial performance.

We expect that we will continue to compete primarily on the basis of quality, breadth of product and service offerings, functionality, price and time to market. Our current and potential competitors include the following:

•	wireless equipment manufacturers, such as Ericsson, Nokia, Siemens, Qualcomm and Nortel;

•	wireless messaging software providers, such as Comverse, Nokia and Ericsson;

•	systems integrators, such as LogicaCMG and Siemens;

•	software companies, such as Microsoft, iPlanet, a Sun/Netscape alliance, Hewlett-Packard, 7.24 Solutions and Critical Path;

•	service providers, such as E-Commerce Solutions and InfoSpace;

•	browser competitors, such as Nokia, Access, Teleca and Microsoft;

•	location product competitors, such as Ericsson, Nokia, Intrado and Siemens;

•	communication service providers, such as NTT DoCoMo; and

•	providers of Internet software applications and content, electronic messaging applications and personal information management software solutions.

Specifically, Microsoft has announced its intention to introduce products and services that may compete directly with many of our products. In addition, Microsoft has made available its Windows CE-based operating systems for wireless devices, including voice enabled PDA’s and wireless telephones and is delivering its own browser, called Mobile Explorer, for these devices.

Nokia also competes directly with us by offering WAP servers and messaging (offering end-to-end solutions based on its proprietary smart messaging protocol and on MMS) to communication service providers. Nokia also markets its WAP server to corporate customers and content providers, which if successful, could undermine the need of communication service providers to provide their own WAP gateways (since these WAP servers directly access applications and services rather than through WAP gateways).

Qualcomm’s end-to-end proprietary system called “BREW”™ does not use our technology and offers handset manufacturers an alternative method for installing applications. Qualcomm’s strong market position in CDMA with its chipsets technology provides them with the competitive position to build the BREW system with CDMA operators. If Qualcomm’s BREW system is widely adopted it could undermine the need for handset manufacturers to install our client software and reduce our ability to sell gateways and wireless applications to communication service providers.

The market for the delivery of data services is rapidly evolving, and we may not be able to adequately address this market.

The market for the delivery of Internet-based services is rapidly evolving. As a result, the life cycle of our products is difficult to estimate. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, in which case our business would suffer. In addition, we cannot predict the rate of adoption by wireless subscribers of these services or the price they will be willing to pay for these services. As a result, it is extremely difficult to predict the pricing of these services and the future size and growth rate of this market.

Our communication service provider customers face implementation and support challenges in introducing Internet-based services, which may slow their rate of adoption or implementation of the services our products enable. Historically, communication service providers have been relatively slow to implement new complex services such as data services. In addition, communication service providers may encounter greater customer service demands to support data services via handsets than they do for their traditional voice services. We have limited or no control over the pace at which communication service providers implement these new services. The failure of communication service providers to introduce and support services utilizing our products in a timely and effective manner could harm our business.

Our intellectual property could be misappropriated, which could force us to become involved in expensive and time-consuming litigation.

Our ability to compete and continue to provide technological innovation is substantially dependent upon internally-developed technology. We rely on a combination of patent, copyright, and trade secret laws to protect our intellectual property or proprietary rights in such technology, although we believe that other factors such as the technological and creative skills of our personnel, new product developments, frequent product and feature enhancements and reliable product support and maintenance are more essential to maintaining a technology leadership position. We also rely on trademark law to protect the value of our corporate brand and reputation.

We generally enter into confidentiality and nondisclosure agreements with our employees, consultants, prospective customers, licensees and corporate partners. In addition, we control access to and distribution of our software, documentation and other proprietary information. Except for our browser product and certain limited escrow arrangements with respect to some of our other products, we generally do not provide customers with access to the source code for our products. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products, technology or trademarks. Effectively policing the unauthorized use of our products, technology and trademarks is time consuming and costly, and there can be no assurance that the steps taken by us will prevent infringement of our intellectual property or proprietary rights in our products, technology and trademarks, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

If others claim that our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing and licensing our products.

We attempt to avoid infringing intellectual property rights of third-parties in the operation of our business. However, we do not regularly conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third-parties. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications may have been filed which relate to our products. In addition, our competitors and other companies as well as research and academic institutions have conducted research for many years in the electronic messaging field, and this research could lead to the filing of further patent applications. If we were to discover that our products violated or potentially violated third-party intellectual property rights, we might not be able to obtain licenses, in which case we might not be able to continue offering those products without substantial reengineering. Any reengineering effort may not be successful, nor can we be certain that any licenses would be available on commercially reasonable terms.

Substantial litigation regarding intellectual property rights exists in the software industry, and we expect that software products may be increasingly subject to third-party infringement claims as the number of competitors in our industry segments grows and the functionality of software products in different industry segments overlaps. In addition, from time to time, we or our customers may become aware of certain third party patents that may relate to our products. If a patent infringement claim is asserted against us, it could be time consuming to defend, result in costly litigation, divert management’s attention and resources, cause product and service delays or require us to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all. A successful claim of infringement against us and our failure or inability to license the infringing or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the proliferation and evolution of operating system software in smartphones, a market segment backed by corporations with resources greater than ours, such as Microsoft and Nokia, may threaten the incumbency of our client software offerings as other software becomes more competitive in price.

We may not be successful in obtaining complete license usage reports from our customers on a timely basis, which could impact our reported results.

Although our customers are contractually obligated to provide license usage reports, we are sometimes unable to obtain such reports in a timely manner. In addition, the reports may not completely reflect actual usage. We assist customers in complying with this obligation by providing a software measurement tool, installing the measurement tool whenever possible and customizing that tool where appropriate. The measurement tool, however, currently is not installed with all of our customers, does not measure the use of all of our products and has other limitations that we are continuing to attempt to address by refining the tool. In addition, we may be unable to install our measurement tool with all of our customers or we may be unable to overcome all of the limitations currently within the tool. The inability to obtain complete license usage reports on all of our customers could have an adverse impact on the revenues that we realize and could, accordingly, negatively affect our financial performance.

Our business depends on continued growth in use and improvement of the Internet and customers ability to operate their systems effectively.

The infrastructure, products and services necessary to maintain and expand the Internet may not be developed, and the Internet may not continue to be a viable medium for secure and reliable personal and business communication, in which case our business, financial condition and operating results could be harmed. Because we are in the business of providing Internet infrastructure software and services, our future success depends on the continued expansion of, and reliance of consumers and businesses on, the Internet for communications and other services. The Internet may not be able to support an increased number of users or an increase in the volume of data transmitted over it. As a result, the performance or reliability of the Internet in response to increased demands will require timely improvement of the high speed modems and other communications equipment that form the Internet’s infrastructure. The Internet has, in the past, experienced temporary outages and delays as a result of damage to portions of its infrastructure. The effectiveness of the Internet may also decline due to delays in the development or adoption of new technical standards and protocols designed to support increased levels of activity and due to the transmission of computer viruses.

In addition to problems that may affect the Internet as a whole, our customers have in the past experienced some interruptions in providing their Internet-related services, including services related to our software products. We believe that these interruptions will continue to occur from time to time. Our revenues depend substantially upon the number of subscribers who use the services provided by our customers. Our business may suffer if our customers experience frequent or long system interruptions that result in the unavailability or reduced performance of their systems or networks or reduce their ability to provide services to their subscribers.

In addition, to increase the growth in use and improvement of the Internet requires that handset or other wireless device manufacturers produce new handsets that contain updated software and functionality that are compatible with our software. There can be no assurance that handset or wireless device manufactures will produce enough handsets, meet delivery dates, or produce devices that work properly and are not subject to a high level of recalls. In addition, there can be no assurance that consumers will purchase handsets or wireless devices that contain updated software and functionality that are compatible with our software.

Our business depends on continued investment and improvement in communication networks and our customers’ ability to operate their systems effectively.

Many of our customers and other communication service providers have made major investments in 3rd generation networks that are intended to support more complex applications and to provide end users with a more satisfying user experience. If communication service providers delay their deployment of networks or fail to roll such networks out successfully, there could be less demand for our products and services and our business could suffer. In addition, if communication service providers fail to continue to make investments in their networks or invest at a slower pace in the future, there may be less demand for our products and services and our business could suffer.

Our restructuring of operations may not achieve the results we intend and may harm our business.

In October 2001, September 2002 and June 2003, we initiated plans to streamline operations and reduce expenses, which included cuts in discretionary spending, reductions in capital expenditures, reductions in the work force and consolidation of certain office locations, as well as other steps to reduce expenses. In connection with the restructurings, we were and continue to be required to make certain product and product development tradeoffs with limited information regarding the future demand for our various products. There can be no assurance that in connection with the restructurings we are pursuing the correct product offerings to take advantage of future market opportunities. Furthermore, the implementation of our restructuring plans has placed, and may continue to place, a significant strain on our managerial, operational, financial, employee and other resources. Additionally, the restructurings may negatively affect our employee turnover as well as recruiting and retention of important employees. These reductions could impair our marketing, sales and customer support efforts or alter our product development plans. If we experience difficulties in carrying out the restructuring plans, our expenses could increase more quickly than we expect. If we find that our planned restructurings do not achieve our objectives, it may be necessary to implement further reduction of our expenses, to perform additional reductions in our headcount, or to undertake additional restructurings of our business. In addition, our restructuring may not result in anticipated cost-savings, which could harm our future operating results.

We may be unable to successfully integrate acquisitions of other businesses and technologies into our business or achieve the expected benefits of such acquisitions or business combinations.

To date, we have acquired or combined with numerous companies and technologies and may acquire additional companies or technologies or enter into additional business combinations in the future. Our past acquisitions and combinations have resulted in a variety of challenges, including the ability to successfully assimilate the personnel, operations and customers of these businesses and integrate their technology with our existing technology, products and services.

We may acquire or enter into business combinations in the future. Entering into any business combination entails many risks, any of which could materially harm our business. These risks include:

•	diversion of management’s attention from other business concerns;

•	failure to assimilate the acquired or combined businesses or technologies with pre-existing businesses and technologies;

•	potential loss of key employees from either our pre-existing business or the acquired or merged business;

•	impact of any negative customer relationships acquired;

•	dilution of our existing stockholders as a result of issuing equity securities; and

•	assumption of liabilities of the acquired or merged company, business, or technology.

Additionally, we may fail to achieve the anticipated synergies from such acquisitions, including product integration, marketing, product development, distribution and other operating synergies.

We may not be successful in forming or maintaining strategic alliances with other companies, which could negatively affect our product offerings and sales, and could result in deterioration of our sales channels.

Our business is becoming increasingly dependent on forming or maintaining strategic alliances with other companies, and we may not be able to form alliances that are important to ensure that our products are compatible with third-party products, to enable us to license our software to potential new customers and into potential new markets, and to enable us to continue to enter into new license agreements with our existing customers. There can be no assurance that we will identify the best alliances for our business or that we will be able to maintain existing relationships with other companies or enter into new alliances with other companies on acceptable terms or at all. The failure to maintain or establish successful strategic alliances could have a material adverse effect on our business or financial results. If we cannot form and maintain significant strategic alliances with other companies as our target markets and technology evolves, sales of our products could deteriorate.

Our technology depends on the use of “open source” standards such as WAP. If such standards are not effectively established our business could suffer. Use of “open source” standards may also make us more vulnerable to competition.

We promote open standards in our technology in order to support open competition and interoperability. We aim to achieve this through working together with customers, suppliers and industry participants regarding standardization issues. Through open standards, specifications and interoperability, we hope that the mobile data market achieves enhanced interoperability. We do not exercise control over many aspects of the development of open source standards. Our products are integrated with communication service providers’ systems and handsets. If we are unable to continue to successfully integrate our platform products with these third-party technologies, our business could suffer. For example, Qualcomm’s BREW™ system is a proprietary standard that could create impediments to the integration of our platform products. Failure or delay in the creation of open, global specifications could have an adverse effect on the mobile data market in general and a negative impact on our sales and operating results. In addition, a number of our competitors, including Nokia, have announced or are expected to announce enhanced features and functionality both as proprietary extensions to the WAP standard and in the area of messaging platforms. Furthermore, some service providers, such as NTT DoCoMo, have introduced or may introduce services based on proprietary wireless protocols that are not compliant with industry specifications. Finally, infrastructure providers like Nokia and Ericsson may leverage installed technology and/or wireless device sales to sell end-to-end solutions.

The widespread adoption of open industry standards, however, may make it easier for new market entrants and existing competitors to introduce products that compete with our software products.

We may not be successful in our strategic investments, which could harm our operating results.

We have made, and in the future, we may continue to make strategic investments in other companies. These investments have been made in, and future investments will likely be made in, immature businesses with unproven track records and technologies. Such investments have a high degree of risk, with the possibility that we may lose the total amount of our investments. We may not be able to identify suitable investment candidates, and even if we do, we may not be able to make those investments on acceptable terms, or at all. In addition, even if we make investments, we may not gain strategic benefits from those investments, and therefore, we may need to record an impairment charge of the strategic investments to our operations.

Our sales cycle is long and our stock price could decline if sales are delayed or cancelled.

Fluctuations in our operating performance may be exacerbated by our sales cycle, which is lengthy, typically between six months and twelve months, and unpredictable due to the lengthy education and customer approval process for our products, including internal reviews and capital expenditure approvals. Further, the emerging and evolving nature of the market for data services via handsets may lead prospective customers to postpone their purchasing decisions. Any delay in sales of our products could cause our operating results to vary significantly from projected results, which could cause our stock price to decline.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets which could result in write-offs in excess of amounts reserved for credit exposure.

Since the cost of developing new technology is high, there are many companies that are experiencing difficulties in obtaining the necessary financing to continue in business. A portion of our sales are derived through customers who tend to have access to more limited financial resources than others and, therefore, represent potential sources of increased credit risk. In addition, under current market conditions, it has become increasingly difficult for telecommunication and technology companies, such as our existing and potential new customers, to obtain the necessary financing to continue in business. Although we have programs in place to monitor and mitigate the credit risk associated with our existing customers, there can be no assurance that such programs will be effective in reducing our credit risk. We also continue to monitor increased credit exposures from weakened financial conditions in certain geographic regions, and the impact that such conditions may have on the worldwide economy. We have recently experienced losses due to customers failing to meet their obligations, primarily as a result of the weakened financial state of the wireless and telecommunications industry. Future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition.

If widespread integration of browser technology does not occur in handsets, our business could suffer.

All of our agreements with wireless device manufacturers are nonexclusive, so they may choose to embed a browser other than ours in their handsets. We may not succeed in maintaining and developing relationships with wireless device manufacturers, and any arrangements may be terminated early or not renewed at expiration. In addition, wireless device manufacturers may not produce products using our browser in a timely manner, in sufficient quantities, or with sufficient quality, if at all.

We depend substantially on the sale of international product licenses. A slow-down in international sales could harm our operating results.

International sale of product licenses and services accounted for 60% of our total revenues for the fiscal year ended June 30, 2003. Risks inherent in conducting business internationally include:

•	failure by us and/or third-parties to develop localized content and applications that are used with our products;

•	fluctuations in currency exchange rates and any imposition of currency exchange controls;

•	unexpected changes in regulatory requirements applicable to the Internet or our business;

•	differing technology standards and pace of adoption;

•	export restrictions on encryption and other technologies;

•	difficulties in collecting accounts receivable and longer collection periods; and

•	differences in foreign laws and regulations, including foreign tax, intellectual property, labor and contract law.

Any of these factors could harm our international operations and, consequently, our operating results.

Our software products may contain defects or errors, which could result in rejection of our products, delays in shipment of our products, damage to our reputation, product liability and lost revenues.

The software we develop is complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing Internet software and telecommunications markets. Software products and services as complex as ours are likely to contain undetected errors or defects, especially when first introduced or when new versions are released. We have in the past experienced delays in releasing some versions of our products until software problems were corrected. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products and damage to our reputation, as well as lost revenues, diverted development resources and increased service and warranty costs, any of which could harm our business.

We depend on recruiting and retaining key management and technical personnel with telecommunications and Internet software experience which are integral in developing, marketing and selling our products.

Because of the technical nature of our products and the dynamic market in which we compete, our performance depends on attracting and retaining key employees. In particular, our future success depends in part on the continued services of many of our current executive officers and other key employees. Competition for qualified personnel in the telecommunications, Internet software and Internet messaging industries is significant. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions, and it is difficult to hire and retain these persons. Furthermore it may become more difficult to hire and retain key persons as a result of our past restructuring, any future restructurings, and as a result our past stock performance. Competitors and others have in the past, and may in the future, attempt to recruit our employees.

Our success depends in part on our ability to maintain and expand our distribution channels.

Our success depends in part on our ability to increase sales of our products and services through value-added resellers and systems integrators and to expand our indirect distribution channels. If we are unable to maintain the relationships that we have with our existing distribution partners, increase revenues derived from sales through our indirect distribution channels, or increase the number of distribution partners with whom we have relationships, then we may not be able to increase our revenues or achieve profitability.

We expect that many communication service providers, especially in international markets will require that our products and support services are supplied through value-added resellers and systems integrators. Thus, we expect that a significant portion of sales will be made through value-added resellers and systems integrators, and the success of our operations will depend on our ability to maintain productive relationships with value-added resellers and systems integrators.

In addition, our agreements with our distribution partners generally do not restrict the sale by them of products and services that are competitive with our products and services, and each of our partners generally can cease marketing our products and services at their option and, in some circumstances, with little notice and with little or no penalty.

We depend on others to provide content and develop applications for handsets.

In order to increase the value to customers of our product platform and encourage subscriber demand for Internet-based services via handsets, we must successfully promote the development of Internet-based applications and content for this market. If content providers and application developers fail to create sufficient applications and content for Internet-based services via handsets, our business could suffer materially. Our success in motivating content providers and application developers to create and support content and applications that subscribers find useful and compelling will depend, in part, on our ability to develop a customer base of communication service providers and wireless device manufacturers large enough to justify significant and continued investments in these endeavors. In addition, we depend on the wireless device manufacturers to provide quality user-friendly handsets that enable the wireless Internet.

The security provided by our products could be breached, in which case our reputation, business, financial condition and operating results could suffer.

The occurrence or perception of security breaches could harm our business, financial condition and operating results. A fundamental requirement for online communications is the secure transmission of confidential information over the Internet. Third-parties may attempt to breach the security provided by our products, or the security of our customers’ internal systems. If they are successful, they could obtain confidential information about our customers’ end users, including their passwords, financial account information, credit card numbers or other personal information. Our customers or their end users may file suits against us for any breach in security, which could result in costly litigation or harm our reputation. The perception of security risks, whether or not valid, could inhibit market acceptance of our products. Despite our implementation of security measures, our software is vulnerable to computer viruses, electronic break-ins, intentional overloading of servers and other sabotage, and similar disruptions, which could lead to interruptions, delays, or loss of data.

Our stock price may be volatile, exposing us to expensive and time-consuming securities class action litigation.

The stock market in general, and the stock prices of companies in our industry in particular, have recently experienced extreme volatility, which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline below current levels regardless of our actual operating performance. Therefore, if a large number of shares of our stock are sold in a short period of time, our stock price will decline. In the past, securities class action litigation has often been brought against companies following periods of volatility in their stock prices. We have in the past and may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management’s time and resources, which could harm our business, financial condition, and operating results.

Risks Related to the Securities

Your right to receive payment will be junior to other indebtedness.

The notes are unsecured (except to the limited extent described under “Description of Notes—Security”) and contractually subordinated in right of payment to our senior indebtedness. As a result, in the event of bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture, our assets would be available to pay obligations on the notes only after all senior indebtedness has been paid in full in cash or other payment satisfactory to the holders of senior indebtedness. In addition, payments on the notes will be blocked in the event of a payment default on certain senior indebtedness and may be blocked for up to 179 of 365 consecutive days in the event of certain non-payment defaults on such debt. There may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also structurally subordinated to indebtedness and other liabilities, including trade payables, of our subsidiaries. The indenture does not prohibit or limit the incurrence of indebtedness and other liabilities by us or our subsidiaries, including senior indebtedness and secured indebtedness. Our incurring additional indebtedness and other liabilities could adversely affect our ability to pay our obligations on the notes. We anticipate that from time to time we and our subsidiaries will incur additional indebtedness, including senior indebtedness.

In the event of a bankruptcy, liquidation or reorganization relating to us, holders of the notes will participate with trade creditors and all other holders of subordinated indebtedness in the assets remaining after we have satisfied all of the senior indebtedness. However, because the indenture which governs the notes requires that cash, securities or other property otherwise distributable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors, and holders of notes may receive less, ratably, than the holders of senior indebtedness.

We may be unable to purchase the notes in cash upon a change in control.

Upon specified change in control events, we are required to offer to purchase the notes at 100% of their principal amount, together with all accrued and unpaid interest, and additional interest, if any, to the repurchase date. We may not have sufficient funds to permit us to purchase the notes in cash upon such a change in control event. In addition, the terms of any then-existing debt agreements may prohibit our purchase of the notes in cash. A change in control may also constitute an event of default under any other indenture or other agreement governing then-existing indebtedness and could prevent us from purchasing the notes in cash without first satisfying the covenants under that other indebtedness. If a change in control event occurred, we may not have sufficient financial resources to pay the purchase price for the notes in cash and amounts due under any other indebtedness that is accelerated. We have the ability under the terms of the notes to pay the purchase price in shares of our common stock, regardless of whether we have cash available. However, our inability to purchase the notes in cash or shares of our common stock upon a change in control would constitute an event of default under the indenture which governs the notes, which might constitute an event of default under the terms of any other indebtedness that we have at the time. The change in control feature of the notes could make it more difficult for a third party to acquire us, even if such an acquisition would be beneficial to you and our stockholders.

A market may not develop for the notes.

The notes are not listed on any securities exchange or included for quotation on any automated dealer quotation system. Although the notes initially sold to qualified institutional buyers are eligible for trading in the PORTAL market, the notes resold pursuant to this prospectus will no longer be eligible for trading in the PORTAL market. An active or sustained market may not develop for the notes, and there can be no assurance as to the liquidity of any market that may develop for the notes. If an active, liquid market does not develop for the notes, the market price and liquidity of the notes may be adversely affected. If any of the notes are traded, they may trade at a discount from their initial price.

The liquidity of the trading market, if any, and future trading of the notes will depend on many factors, including, among other things, the market price of our common stock, prevailing interest rates, our operating results, financial performance and prospects, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in these factors. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our operating results, financial performance or prospects.

The market price of the notes could be significantly affected by the market price of our common stock, which can be volatile, and other factors.

We expect that the market price of our notes will be significantly affected by the market price of our common stock which historically has been volatile. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. From July 1, 2000 through December 31, 2003, the reported high and low sales prices for our common stock ranged from a low of $0.46 per share to a high of $122.11 per share. The market price of our common stock will likely continue to fluctuate in response to the following factors, some of which are beyond our control:

•	quarterly fluctuations in our operating and financial results;

•	announcements of new technologies, products and/or pricing by us or our competitors;

•	changes in financial estimates and recommendations by financial analysts;

•	developments related to litigation or investigations involving us;

•	developments relating to patents, proprietary rights or regulatory approvals of our products;

•	fluctuations in the stock price and operating results of our competitors;

•	changes in government regulation;

•	acquisitions and financings; and

•	general conditions in the communications software industry.

In addition, the stock markets in general, including the Nasdaq National Market, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of the notes and the common stock. In addition, the existence of the notes may encourage short selling in our common stock by market participants because the conversion of the notes could depress the price of our common stock.

Provisions of our corporate documents may have anti-takeover effects that could prevent a change in control.

Provisions of our charter, bylaws, stockholder rights plan and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include authorizing the issuance of preferred stock without stockholder approval, prohibiting cumulative voting in the election of directors, prohibiting the stockholders from calling stockholders meetings, and prohibiting stockholder actions by written consent. See “Description of Capital Stock”.

The notes may not be rated or may receive a lower rating than anticipated.

The notes are not currently rated and we believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed. In addition, a ratings downgrade could adversely affect our ability to access capital.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

	Six months ended December 31,	Fiscal year ended June 30,
	2003(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
Ratio of earnings available to cover fixed charges(2)	—	—	—	—	—	—

(1)	Earnings were inadequate to cover fixed charges by $16.9 million for the six months ended December 31, 2003, and $206.0 million, $1.2 billion, $677.0 million, $286.2 million and $35.1 million for the fiscal years ended June 30, 2003, June 30, 2002, June 30, 2001, June 30, 2000 and June 30, 1999 respectively.
(2)	For purposes of calculating this ratio, “earnings” consist of loss before income taxes. Fixed charges consist of interest expense and the component of rental expense believed by management to be representative of the interest factor thereon.

USE OF PROCEEDS

We will not receive any of the proceeds upon the resale of the notes or the shares of our common stock by any selling securityholder.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the Nasdaq National Market under the symbol “OPWV.” The following table sets forth the high and low sales prices, as reported on the Nasdaq National Market, for the periods shown:

	High	Low
Calendar Year 2003:
Fourth Quarter	$14.55	$9.51
Third Quarter	$15.66	$5.79
Second Quarter	$8.31	$4.41
First Quarter	$7.02	$3.45
Calendar Year 2002:
Fourth Quarter	$9.27	$1.38
Third Quarter	$15.18	$1.80
Second Quarter	$20.10	$13.95
First Quarter	$34.47	$16.47
Calendar Year 2001:
Fourth Quarter	$36.27	$19.92
Third Quarter	$99.72	$37.44
Second Quarter	$136.14	$42.30
First Quarter	$216.00	$48.75

On June 4, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $11.29 per share. Prices shown have been adjusted to reflect the 1 for 3 reverse stock split effected on October 22, 2003.

We have not paid dividends on our common stock and do not anticipate paying a dividend in the foreseeable future.

DESCRIPTION OF NOTES

The notes were issued under an indenture between us and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The pledge agreement referred to below under the caption “––Security” defines the terms of the pledges that secure the payment of the first six scheduled interest payments on the notes when due.

The following description is a summary of the material provisions of the indenture, the registration rights agreement and the pledge agreement. It does not restate those agreements in their entirety. We urge you to read the indenture, the registration rights agreement and the pledge agreement because they, and not this description, define your rights as a holder of the notes. A copy of the indenture, registration rights agreement and pledge agreement is available from us upon request.

Terms not defined in this description have the meanings given to them in the indenture. In this section, the words “we,” “us,” “our” or “Openwave” mean Openwave Systems Inc., but do not include any current or future subsidiary of Openwave Systems Inc.

General

The notes:

•	except to the extent described under “––Security” below, are unsecured general subordinated obligations of Openwave;

•	rank junior in right of payment to all existing and future senior or senior subordinated indebtedness of Openwave;

•	rank equal in right of payment to any existing and future subordinated debt of Openwave; and

•	are structurally subordinated to any existing and future indebtedness and other liabilities of our subsidiaries.

As of September 30, 2003, we had no senior indebtedness outstanding, other than reimbursement obligations with respect to letters of credit in the amount of $29.9 million securing our lease obligations. As indicated above and as discussed below under the caption “—Subordination of Notes,” payments on the notes are subordinated in right of payment to the payment of our senior indebtedness. The indenture permits us to incur additional senior indebtedness.

The notes are convertible into shares of our common stock as described under “––Conversion Rights” below. The notes are limited to $150,000,000 aggregate principal amount and mature on September 9, 2008. The notes will only be issued in denominations of $1,000 and multiples of $1,000.

The notes bear interest at the rate of 2 3/4% per year from September 9, 2003. Interest is payable semi-annually in arrears on March 9 and September 9 of each year, commencing March 9, 2004, to holders of record at the close of business on the preceding February 23 and August 23, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder upon a change in control or redemption of a note, interest will cease to accrue on the note under the terms of and subject to the conditions of the indenture.

Principal is payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York, New York.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the repurchase of our securities or the incurrence of senior indebtedness or other indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a change in control of Openwave, except to the extent described under “––Repurchase at Option of Holders Upon a Change in Control” below.

Security

We purchased and pledged to the trustee as security for the exclusive benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities in such amount as we expect to be sufficient to provide for payment in full of the first six scheduled interest payments (up to and including the interest payment due on September 9, 2006), but not additional interest, on the notes when due.

The U.S. government securities were pledged by us to the trustee for the exclusive benefit of the holders of the notes and are held by the trustee in a pledge account. Immediately prior to each of the first six interest payment dates, the trustee will release from the pledge account proceeds sufficient to pay the interest then due on the notes. A failure to pay interest on the notes when due for any of the first six scheduled interest payment dates will constitute an event of default under the indenture, with no grace period.

The pledged U.S. government securities and the pledge account will also secure the repayment of the principal amount and additional interest, if any, on the notes only to the extent provided in the following circumstance. If prior to September 9, 2006:

•	an event of default under the notes occurs and is continuing, and

•	the trustee or the holders of 25% in aggregate principal amount of the notes accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of noteholders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the notes will be accelerated automatically, then the proceeds from the pledged U.S. government securities will be promptly released for payment to note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the notes; and

•	second, the balance of the proceeds of the pledge account, to repayment of a portion of the principal amount of the notes and additional interest, if any, due on the notes.

However, if any event of default is cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the note holders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account,

•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes and additional interest, if any, due on the notes.

In addition, noteholders would have an unsecured subordinated claim against us for the remainder of the principal amount of their notes.

Once we make the first six scheduled interest payments on the notes, or at such earlier time when all of the notes have been redeemed, repurchased or converted, all of the remaining pledged U.S. government securities, if any, will be released to us from the pledge account.

Conversion Rights

The holders of the notes may, at any time on or prior to the close of business on the business day immediately prior to the final maturity date of the notes, convert any outstanding notes, or portions thereof, into shares of our common stock. Each $1,000 principal amount of notes was initially convertible into 163.0789 shares (the “conversion rate”) of our common stock, which is equivalent to an initial conversion price of $6.132 per share (the “conversion price”), subject to adjustment upon the occurrence of certain dilution events described below. As a result of our 1 for 3 reverse stock split completed on October 21, 2003, the conversion price has been adjusted to $18.396 per share, which is equal to a conversion rate of 54.3596 shares per $1,000 principal amount of the notes. Holders may convert the notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no cash payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any common stock. Our delivery to the holder of the full number of shares of our common stock into which a note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited.

If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes during such period. We are not required to issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the closing sale price per share of our common stock on the last trading day before the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption, unless we default in the payment of the redemption price.

A holder may exercise the right of conversion by delivering the note to be converted to the specified office of the conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If a note is to be converted in part only, a new note or notes equal in principal amount to the unconverted portion of the note surrendered for conversion will be issued. The common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer have been satisfied.

The conversion price will be adjusted for certain future events, including:

1.	the issuance of our common stock as a dividend or distribution on our common stock to all holders of our common stock;

2.	certain subdivisions and combinations of our common stock;

3.	the issuance to all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock or securities convertible into shares of our common stock, at a price per share or having a conversion price per share less than the then current market price per share of our common stock;

4.	the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than our common stock) or evidences of our indebtedness or our assets, including securities, but excluding: (A) those rights and warrants referred to in clause (3) above, (B) dividends and distributions in connection with a reclassification or change of our common stock, merger, consolidation, statutory share exchange, combination, sale or conveyance as described in the fourth succeeding paragraph below and (C) dividends or distributions paid exclusively in cash referred to in clause (5) below;

5.	dividends or other distributions consisting exclusively of cash to all holders of our common stock, excluding any cash that is distributed as part of a distribution referred to in clause (4) above; and

6.	the purchase of our common stock pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

Subject to the immediately succeeding sentence, no adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made (a) shall be carried forward and taken into account in any subsequent adjustment and (b) will be made five business days prior to the maturity of the notes (whether at stated maturity or otherwise) unless such adjustment has already been made prior to the adjustment contemplated by this clause (b). We will not make any adjustment if holders of notes are permitted to participate in the transactions described above.

In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in clause (4) above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

In the case of:

•	any reclassification or change of our common stock (other than changes resulting from changes in par value or as a result of a subdivision or combination);

•	a consolidation, merger or combination involving us;

•	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange;

in each case, as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such reclassification or change of our common stock, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange.

In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing and any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such reduction. We may, but are under no obligation to, make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

If a taxable distribution to holders of our common stock or transaction occurs that results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See “Material U.S. Federal Income Tax Considerations.”

Optional Redemption by Openwave

On or after September 9, 2006, we will be entitled to redeem some or all of the notes on at least 30 but not more than 60 days’ notice to the holders of the notes, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed, plus accrued and unpaid interest, if any, up to, but not including, the redemption date, only if the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the optional redemption notice. However, if a redemption date is after a record date but on or prior to an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Sinking Fund

There is no sinking fund for the notes.

Repurchase at Option of Holders Upon a Change in Control

If a change in control occurs as set forth below, each holder of notes will have the right to require us to repurchase all of such holder’s notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is not later than 45 business days after the date we give notice of the change in control, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date; provided that, if such repurchase date is after a record date but on or prior to an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

In lieu of paying the repurchase price in cash, we may, at our option, pay the repurchase price in shares of our common stock. If we so elect, we will notify you of such election in the notice referred to below. The number of shares of our common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sale price of our common stock for the 10 trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the repurchase price in shares of our common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, of the occurrence of the change in control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. In order to exercise the repurchase right, a holder of notes must deliver, prior to the repurchase date, written notice to the trustee of the holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

Under the indenture, a “change in control” of Openwave will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger by Openwave described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

1.	any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (b) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

2.	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

3.	all of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change in control consists of common stock traded on a United States National Securities Exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock; or

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office;

provided, however, that no change in control shall be deemed to have occurred if the closing sale price per share of our common stock for any five trading days within the 10 consecutive trading day period ending immediately after the later of the change in control and the public announcement of the change in control (in the case of a change in control under the first and the third bullets above) or ending immediately before the change in control (in the case of a change in control under the second bullet above) shall equal or exceed 105% of the conversion price in effect on each of those five trading days.

Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is 2 years from the latest issuance of the notes may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in (a), shall be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Our ability to repurchase notes in cash upon the occurrence of a change in control is subject to important limitations. The occurrence of a change in control could cause an event of default under, or payment in cash may be prohibited or limited by, the terms of our then-existing senior indebtedness. As a result, any repurchase of the notes in cash would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior indebtedness is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes in cash or shares of common stock when required following a change in control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under our then-existing senior indebtedness. See “—Subordination of Notes” below.

Subordination of Notes

The payment of principal of and interest (including additional interest, if any) on the notes is subordinated in right of payment, as set forth in the indenture, to the prior payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness whether outstanding on the date of the indenture or thereafter incurred. The notes also are structurally subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to Openwave or to its assets, or any liquidation, dissolution or other winding-up of Openwave, whether voluntary or involuntary, or any assignment for the benefit of creditors or other marshaling of assets or liabilities of Openwave, except in connection with the consolidation or merger of Openwave or its liquidation or dissolution following the conveyance, transfer or lease of its properties and assets substantially upon the terms and conditions described under “—Consolidation, Mergers and Sales of Assets” below, the holders of senior indebtedness will be entitled to receive payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness, or provision shall be made for such payment, before the holders of notes will be entitled to receive any payment or distribution of any kind or character (other than (a) payments contemplated under “––Security” above and (b) payments or distributions in the form of Permitted Junior Securities, whether on account of principal of or additional interest, if any, or interest on the notes); and any payment or distribution of assets of Openwave of any kind or character, whether in cash, property or securities (other than (x) payments contemplated under “—Security” above and (y) payments or distributions in the form of Permitted Junior Securities) by set-off or otherwise, to which the holders of the notes or the trustee would be entitled but for the provisions of the indenture relating to subordination shall be paid by the liquidating trustee or agent or other person making such payment or distribution directly to the holders of senior indebtedness or their representatives ratably according to the aggregate amounts remaining unpaid on account of the senior indebtedness to the extent necessary to make payment in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents) of all senior indebtedness remaining unpaid, or to have such payment duly provided for, after giving effect to any concurrent payment or distribution to the holders of such senior indebtedness.

No payment or distribution of any assets of Openwave of any kind or character, whether in cash, property or securities (other than (a) payments contemplated under “—Security” above and (b) payments in the form of Permitted Junior Securities), may be made by or on behalf of Openwave on account of principal of or interest or additional interest, if any, on the notes or on account of the purchase, redemption or other acquisition of notes upon the occurrence of any Payment Default until such Payment Default shall have been cured or waived in writing or shall have ceased to exist or the Designated Senior Indebtedness giving rise to such Payment Default shall have been discharged or paid in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents).

No payment or distribution of any assets of Openwave of any kind or character, whether in cash, property or securities (other than (a) payments contemplated under “—Security” above and (b) payments in the form of Permitted Junior Securities), may be made by or on behalf of Openwave on account of principal of or interest or additional interest, if any, on the notes or on account of the purchase, redemption or other acquisition of notes during a Payment Blockage Period arising as a result of a Non-Payment Default.

A “Payment Blockage Period” will commence upon the date of receipt by the trustee of written notice from the representative of the holders of the Designated Senior Indebtedness in respect of which the Non-Payment Default exists and shall end on the earliest of:

•	179 days thereafter (provided that any Designated Senior Indebtedness as to which notice was given shall not theretofore have been accelerated);

•	the date on which such Non-Payment Default is cured, waived or ceases to exist;

•	the date on which such Designated Senior Indebtedness is discharged or paid in full; or

•	the date on which such Payment Blockage Period shall have been terminated by written notice to the trustee or Openwave from the representative initiating such Payment Blockage Period;

after which Openwave will resume making any and all required payments in respect of the notes, including any missed payments and additional interest. No more than one Payment Blockage Period may be commenced during any period of 365 consecutive days. No Non-Payment Default that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be made, the basis for the commencement of a subsequent Payment Blockage Period, unless such Non-Payment Default has been cured or waived for a period of not less than 90 consecutive days subsequent to the commencement of such initial Payment Blockage Period.

In the event that, notwithstanding the provisions of the preceding four paragraphs, any payment or distribution shall be received by the trustee or any holder of the notes which is prohibited by such provisions, then and in such event such payment shall be held for the benefit of, and paid over and delivered by such trustee or holder to, the representatives of holders of senior indebtedness, as their interest may appear, for application to senior indebtedness to the extent necessary to pay or to provide for the payment of all such senior indebtedness in full in cash or cash equivalents (or otherwise to the extent holders accept satisfaction of amounts due by settlement in other than cash or cash equivalents). After all senior indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness that is equal in right of payment to the notes) to the rights of holders of senior indebtedness to receive distributions applicable to senior indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of senior indebtedness.

By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency of Openwave, our general creditors may recover less, ratably, than holders of senior indebtedness.

“Designated Senior Indebtedness” means our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be “Designated Senior Indebtedness” for purposes of the indenture.

“indebtedness” means, with respect to any person, without duplication:

•	all obligations and other liabilities, contingent or otherwise, of such person for borrowed money (including overdrafts) to the extent such obligations and other liabilities would appear as a liability upon the consolidated balance sheet of such a person in accordance with generally accepted accounting principles or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such person in connection with any letters of credit and acceptances issued under letter of credit facilities, acceptance facilities or other similar facilities;

•	all obligations of such person evidenced by bonds, credit or loan agreements, notes, debentures or other similar instruments to the extent such obligations would appear as a liability upon the consolidated balance sheet of such person in accordance with generally accepted accounting principles;

•	indebtedness of such person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property) but excluding trade payables arising in the ordinary course of business;

•	all obligations and liabilities, contingent or otherwise, in respect of leases of the person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the consolidated balance sheet of the person;

•	all net obligations of such person under or in respect of interest rate agreements, currency agreements or other swap, cap floor or collar agreements, hedge agreements, forward contracts or similar instruments or agreements or foreign currency, hedge, exchange or purchase or similar instruments or agreements;

•	all indebtedness referred to in (but not excluded from) the preceding clauses of other persons, the payment of which is secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien or with respect to property, including, without limitation, accounts and contract rights, owned by such person, even though such person has not assumed or become liable for the payment of such indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured);

•	all guarantees by such person of indebtedness referred to in this definition or of any other person;

•	all Redeemable Capital Stock of such person valued at the greater of its voluntary or involuntary maximum fixed repurchase price, plus accrued and unpaid dividends;

•	the present value of the obligation of such person as lessee for net rental payments (excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges to the extent included in such rental payments) during the remaining term of the lease included in any sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. This present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with accounting principles generally accepted in the United States; and

•	any and all refinancings, replacements, deferrals, renewals, extensions and refundings of or amendments, modifications or supplements to, any indebtedness, obligation or liability of kind described in the clauses above.

“Non-Payment Default” means any event of default with respect to any Designated Senior Indebtedness other than any Payment Default pursuant to which the maturity thereof may be accelerated.

A “Payment Default” shall mean a default in payment, whether at scheduled maturity, upon scheduled installment, by acceleration or otherwise, of principal of, or premium, if any or interest on Designated Senior Indebtedness beyond any applicable grace period.

“Permitted Junior Securities” means any equity securities or subordinated securities of Openwave or any successor obligor that, in the case of any such subordinated securities, are subordinated in right of payment to all senior indebtedness that may at the time be outstanding to at least the same extent as the notes are so subordinated.

“Redeemable Capital Stock” means any class of our capital stock that, either by its terms, by the terms of any securities into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed (whether by sinking fund or otherwise) prior to the date that is 91 days after the final scheduled maturity of the notes or is redeemable at the option of the holder thereof at any time prior to such date (provided, however, that any capital stock that would constitute Redeemable Capital Stock solely because the holders thereof have the right to require the issuer to repurchase such Redeemable Capital Stock upon the occurrence of a change in control shall not constitute Redeemable Capital Stock if the terms of such capital stock provide that (a) any such repurchases may not be made sooner than 10 days after the change in control repurchase date with respect to the notes and (b) the repurchase of any such capital stock is subordinated to the payment in full of the notes repurchased on the change in control repurchase date with respect to the notes), or is convertible into or exchangeable for debt securities at any time prior to such date (unless it is convertible or exchangeable solely at our option).

“senior indebtedness” means any indebtedness of Openwave, unless by the terms of the instrument creating or evidencing such indebtedness, such indebtedness is expressly designated equal or junior in right of payment to the notes.

Notwithstanding the foregoing, “senior indebtedness” shall not include:

•	indebtedness evidenced by the notes;

•	indebtedness of Openwave that by operation of law is subordinate to any general unsecured obligations of Openwave;

•	any liability for federal, state or local taxes or other taxes, owed by Openwave;

•	accounts payable or other liabilities owed or owing by Openwave to trade creditors, including guarantees thereof or instruments evidencing such liabilities;

•	amounts owed by Openwave for compensation to employees or for services rendered to Openwave;

•	indebtedness of Openwave to any subsidiary or any other affiliate of Openwave or any of such affiliate’s subsidiaries;

•	capital stock of Openwave, including Redeemable Capital Stock; or

•	indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 of the United States Code, is without recourse to Openwave.

Any right by us to receive the assets of any of our subsidiaries upon the liquidation or reorganization thereof, and the consequent right of the holders of the notes to participate in these assets, will be structurally subordinated to the claims of that subsidiary’s creditors (including trade creditors) except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions and are dependent upon the earnings or financial condition of those subsidiaries and subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

As of September 30, 2003, we had no senior indebtedness other than reimbursement obligations with respect to letters of credit in the amount of $29.9 million securing our lease obligations, and our subsidiaries had no outstanding indebtedness.

Event of Default

Each of the following constitutes an event of default under the indenture:

•	our failure to pay when due the principal of any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest, or additional interest, if any, on any of the notes, that continues for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture; provided that a failure to make any of the first six scheduled interest payments on the notes on the applicable interest payment date will constitute an event of default with no grace or cure period;

•	our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares are required to be delivered upon conversion of a note, and such failure continues for 10 days after written notice of default is given to us by the trustee or to us and the trustee by the holder of such note;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $10 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $10 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding;

•	certain events of our bankruptcy, insolvency or reorganization or that of any of our significant subsidiaries;

•	our filing of, or any of our significant subsidiaries’ filing of, a voluntary petition seeking liquidation, reorganization arrangement, readjustment of debts or for any other relief under the federal bankruptcy code; and

•	the pledge agreement ceases to be in full force and effect, or enforceable, prior to the expiration in accordance with its terms.

For these purposes, “significant subsidiary” has the meaning set forth in Rule 1-02(w) of Regulation S-X.

The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

If an event of default specified in the sixth or seventh bullet above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to the sixth or seventh bullet above, the default not having been cured or waived as provided under “––Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

We may, without the consent of the holders of notes, consolidate with, merge into or sell, lease or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions, provided that:

•	we are the resulting or surviving corporation or the successor person, if other than us, is a corporation, limited liability company, partnership or trust that (a) is organized and existing under the laws of the United States or any State of the United States and (b) assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Modifications and Waiver

Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not adversely affect the interests of the holders of the notes in any material respect;

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect;

•	complying with the requirements regarding merger or transfer of assets; or

•	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986, as amended.

Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note, or any payment of additional interest;

•	reduce the principal amount of, or interest on, or the amount of additional interest on, any note;

•	change the currency of payment of principal of or interest of any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, materially adversely affect the repurchase option of holders upon a change in control or the conversion rights of holders of the notes;

•	modify the provisions of the indenture or the pledge agreement relating to the pledge of securities as contemplated under “—Security” above in a manner that adversely affects the interests of the holders of notes in any material respect;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes in any material respect; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes will become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity; provided that we shall remain obligated to issue shares upon conversion of the notes until such maturity.

Global Notes; Book-Entry; Form

The notes are evidenced by one or more global securities. We have deposited the global note or notes with the trustee as custodian for DTC and registered the global notes or note in the name of Cede & Co. as nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of and interest (and any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of or interest (or additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We do not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Information Concerning the Trustee and Transfer Agent

U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. U.S. Stock Transfer Corporation is the transfer agent and registrar for our common stock. The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the law of the State of New York.

Registration Rights

We entered into a registration rights agreement with the initial purchaser of the notes pursuant to which we agreed to file the shelf registration statement of which this prospectus forms a part. In the registration rights agreement, we agreed to use a reasonable best efforts to:

•	cause such registration statement to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes; and

•	keep the registration statement effective until the earlier of (a) the sale pursuant to the shelf registration statement or public sale pursuant to Rule 144 under the Securities Act (or any successor thereto) of all of the notes and all of the shares of our common stock issuable upon conversion of the notes, (b) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise, (c) the second anniversary of the latest issuance of the notes and (d) the date on which all of the notes and shares of our common stock issuable upon conversion of the notes cease to be outstanding.

We will provide to each holder named in the shelf registration statement copies of the prospectus, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement is required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder, including certain indemnification provisions.

We agreed in the registration rights agreement to issue a press release upon the filing of the shelf registration statement and to give notice to all holders of the effectiveness of the shelf registration statement. A holder of notes must complete and deliver a notice and questionnaire at least 10 business days prior to any intended distribution of registrable securities pursuant to the shelf registration statement. In addition, a selling holder is required to notify us in writing of a proposed sale within two business days prior to such proposed sale. After the shelf registration statement has been declared effective, upon receipt of any completed questionnaire, together with such other information as we may reasonably request from a holder of notes, we will, as promptly as reasonably practicable, file such amendments to the shelf registration statement or supplements to the related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus as discussed below. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement.

We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period (a) not to exceed 45 days in any three-month period and (b) not to exceed an aggregate of 120 days in any 12-month period. If,

•	on the day following the S-3 filing deadline, the shelf registration statement has not been filed with the Commission;

•	on the 181st day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective; or

•	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph;

each, a “registration default,” additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such additional interest begins to accrue, and will accrue at an additional rate per year equal to:

•	0.25% of the principal amount to and including the 90th day following such registration default; and

•	0.5% of the principal amount from and after the 91st day following such registration default.

In no event will additional interest accrue at a rate per year exceeding 0.5%. We will have no other liabilities for monetary damages with respect to our registration obligations. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

The specific provisions relating to the registration described above is contained in the registration rights agreement that was entered into with the initial purchaser.

DESCRIPTION OF CAPITAL STOCK

We have 1,005,000,000 shares of authorized capital stock, consisting of 1,000,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Common Stock

As of January 31, 2004, there were approximately 63,559,522 shares of common stock outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Openwave, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, of which 250,000 have been designated as Series A Junior Participating Preferred Stock. Our board of directors has the authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of a series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Openwave without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock.

Rights Plan

We have a stockholders rights plan under which rights are held by holders of our common stock. Each right entitles the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $500 per one one-thousandth of a share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between Openwave and U.S. Stock Transfer Corporation, as rights agent.

Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and a distribution date will occur upon the earlier of (a) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock, other than as a result of repurchases of stock by us or certain inadvertent actions by institutional or certain other stockholders, or (b) 10 business days (or such later date as the Board determines prior to any person becoming an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

The rights are not exercisable until the distribution date and will expire at 5:00 P.M. (Redwood City, California time) on August 18, 2008, unless such date is extended or the rights are earlier redeemed or exchanged by us.

The rights may have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in a manner which causes the rights to become discount rights. However, the rights should not interfere with any merger or other business combination approved by our board of directors since the board may, at its option, at any time until ten business days following the stock acquisition date, redeem all but not less than all of the then outstanding rights at the redemption price.

Anti-Takeover Provisions of Delaware Law and Certain Charter Provisions

We are subject to the provisions of Section 203 of the Delaware Law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. This provision may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders. In addition, certain provisions of our charter documents, including a provision eliminating the ability of stockholders to take actions by written consent, may have the effect of delaying or preventing changes in control or management, which could have an adverse effect on the market price of our common stock. Our stock option and purchase plans generally provide for assumption of such plans or substitution of an equivalent option of a successor corporation or, alternatively, at the discretion of the board of directors, exercise of some or all of the options stock, including non-vested shares, or acceleration of vesting of shares issued pursuant to stock grants, upon a change of control or similar event. The board of directors has authority to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Openwave. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of such preferred stock could have a material adverse effect on the market value of the common stock.

Our board of directors is divided into three classes, each serving staggered three-year terms: Class I, Class II and Class III. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms.

These provisions in our charter may have the effect of delaying or preventing changes in control or management.

Acceleration of Options and Restricted Stock

The vesting of unvested options and restricted stock currently held by U.S. employees is subject to acceleration upon the involuntary termination of the holder in connection with a change in control event. In addition, the vesting of certain unvested options and restricted stock held by U.S. executive officers is subject to acceleration upon a change in control event and the remainder upon an involuntary termination of the holder in connection with a change in control event. Such acceleration may have the effect of discouraging a potential acquiror from attempting a takeover.

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Each prospective investor is urged to consult his own tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in the notes. The following is a summary of certain United States federal income tax consequences of an investment in the notes and common stock received upon a conversion or repurchase of the notes. This summary is based upon existing United States federal income tax law, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as notes, or common stock received pursuant to a conversion or repurchase of notes, held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold notes, or common stock received pursuant to a conversion or repurchase of notes, as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any non-United States, state, or local tax considerations. This summary assumes that investors will hold their notes and common stock received pursuant to a conversion or repurchase of notes as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, or the Code.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of notes or common stock received upon a conversion or repurchase of notes, that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any State or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust, or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated. A beneficial owner of notes, or common stock received upon a conversion or repurchase of notes, that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder”.

U.S. Holders

Interest

Payments of interest on the notes made to a holder will be subject to tax as ordinary income when received or accrued in accordance with such holder’s method of tax accounting for United States federal income tax purposes.

Market Discount

If a holder acquires notes at a price that is less than the stated redemption price at maturity, the holder may be deemed to have acquired notes with a market discount. A holder who acquires notes at a market discount that is more than a statutorily-defined de minimis amount will generally be required to recognize ordinary income in an amount equal to the lesser of (i) accrued market discount not previously included in income, and (ii) gain, upon their sale, exchange, redemption, repurchase for cash or other disposition. Such market discount will accrue ratably or, at the election of the holder, under a constant yield method over the remaining term of notes. A holder will also be required to defer the deduction of a portion of the interest paid or accrued on indebtedness incurred to purchase or carry notes acquired with market discount. Alternatively, a holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such holder in the taxable year of the election or thereafter, in which case the foregoing rules will not apply. A holder will not recognize income for any accrued market discount attributable to notes surrendered for conversion into our common stock. Upon disposition of such common stock received, however, any gain will be treated as ordinary income to the extent of such accrued market discount not previously included in income.

Bond Premium

If a holder acquires notes at a price that is greater than the stated redemption price at maturity the holder will generally be deemed to have acquired notes with bond premium. The amount of such premium will be included in the adjusted tax basis of notes which may result in a capital loss upon sale, exchange, redemption, repurchase, or other disposition of notes. In lieu of the foregoing, such holder may elect to amortize such premium, as an offset to interest, using a constant yield method over the remaining term of notes.

Sale, Exchange or Redemption of Notes or Common Stock Received upon Conversion or Repurchase of Notes

Upon the sale, exchange (other than a conversion or a repurchase for common stock, as described under “Conversion of Notes or Repurchase of Notes for Common Stock” below) or redemption of a note, or common stock received upon conversion or repurchase of a note, you generally will recognize capital gain or loss equal to the difference between (a) the amount of cash proceeds and the fair market value of any property received on the sale, exchange, or redemption (except to the extent such amount is attributable to accrued interest or market discount not previously included in income, which will be subject to tax as ordinary income) and (b) your adjusted tax basis (after taking into account previously recognized accrued market discount or adjustments as a result of bond premium, if any, referred to herein as the “adjusted tax basis” in a note) in the note or common stock disposed of. Such gain or loss will be long-term if you have held the note, or common stock received upon conversion or repurchase of a note, for more than one year at the time of sale, exchange or redemption. The claim of a deduction in respect of a capital loss is subject to limitations.

Conversion of Notes or Repurchase of Notes for Common Stock

You generally will not recognize any gain or loss upon conversion of a note or a repurchase of a note for common stock except with respect to cash received in lieu of a fractional share and common stock received that is attributable to accrued but unpaid interest not previously included in income. Your aggregate tax basis in the common stock received on conversion of a note will be the same as your aggregate adjusted tax basis in the note at the time of conversion or repurchase for common stock (reduced by any tax basis allocable to a fractional share interest for which you received cash and increased by the value of the common stock received that is attributable to accrued but unpaid interest), and the holding period for such common stock received will generally include the holding period of the note converted or repurchased.

You will recognize a capital gain or loss for United States federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and your adjusted tax basis in such fractional share, except to the extent of accrued market discount allocable to such share which shall be treated as ordinary income. This capital gain or loss will be taxable as described under “—Sale, Exchange, or Redemption of Notes, or Common Stock Received upon Conversion or Repurchase of Notes,” above.

Common stock received upon a conversion or repurchase that is attributable to accrued but unpaid interest not previously included in income will be subject to tax as ordinary income, and the holding period for common stock that is attributable to accrued but unpaid interest will commence upon such conversion or repurchase.

Constructive Distributions

If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend, for United States federal income tax purposes, to holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not.

Distributions

Cash distributions, if any, made on our common stock generally will be included in your taxable income as dividend income to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Cash distributions in excess of our current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction. Dividends received by certain noncorporate U.S. holders, including individuals, will generally be subject to tax at the lower applicable capital gain rate, provided certain holding period requirements are satisfied.

Non-U.S. Holders

Interest

Payments of interest on notes made to a Non-U.S. Holder will not be subject to United States federal income or withholding tax provided that (i) such holder is not a controlled foreign corporation that is related to us through stock ownership and (ii) the statement requirements set forth in section 87l(h) or 881(c) of the Code are satisfied, as discussed below. Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (i) United States federal income tax on interest that is effectively connected with the conduct of such trade or business and (ii) if the Non-U.S. Holder is a corporation, a United States branch profits tax equal to 30% of its “effectively connected earnings and profits” as adjusted for the taxable year, unless the holder qualifies for an exemption from such tax or a lower tax rate under an applicable treaty.

The statement requirement referred to in the preceding paragraph generally will be satisfied if the beneficial owner of notes certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

Dividends and Constructive Dividends

Dividends paid or constructive dividends deemed paid (see “U.S. Holders—Constructive Dividends” above) to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction (a) by an applicable treaty if the Non-U.S. Holder provides an Internal Revenue Service Form W-8BEN certifying that it is entitled to such treaty benefits or (b) upon the receipt of an Internal Revenue Service Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. Notwithstanding the above, a Non-U.S. Holder that is engaged in the conduct of a United States trade or business will be subject to (i) United States federal income tax on receipt of a dividend or a constructive dividend that is effectively connected with the conduct of such trade or business and (ii) if the Non-U.S. Holder is a corporation, a United States branch profits tax as described above.

Conversion of Notes or Repurchase of Notes for Common Stock

Upon conversion of notes or repurchase of notes for common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax. See “—Sale, Exchange or Redemption of Notes or Common Stock Received upon Conversion or Repurchase of Notes” below regarding the taxation of cash received, including cash received in lieu of a fractional share of common stock, upon a conversion. See “—Interest” above regarding the taxation of shares received in respect of accrued but unpaid interest on notes.

Sale, Exchange or Redemption of Notes or Common Stock Received Upon Conversion or Repurchase of Notes

A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized on a sale, exchange, redemption or other disposition of notes or common stock received upon conversion or repurchase of notes (including the receipt of cash in lieu of a fractional share) unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days during the taxable year and certain other requirements are met. Any such gain that is effectively connected with the conduct of a United States trade or business by a Non-U.S. Holder will be subject to United States federal income tax on a net income basis and, if such Non-U.S. Holder is a corporation, may also be subject to the 30% United States branch profits tax described above.

Information Reporting and Backup Withholding

Information returns will be filed annually with the United States Internal Revenue Service and provided to each Non-U.S. Holder with respect to any payments on notes or our common stock and the proceeds from their sale or other disposition that are subject to withholding or that are exempt from United States withholding tax pursuant to an income tax treaty or other reason. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation. Interest, dividends, or constructive dividends paid to a Non-U.S. Holder of notes or common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed Internal Revenue Service Form W-8BEN or otherwise establishes an exemption.

The payment of the proceeds from the disposition of notes or our common stock to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of notes or our common stock to or through a non-United States office of a non-United States broker will not be subject to information reporting or backup withholding unless the non-United States broker has certain types of relationships with the United States (a “United States related person”). In the case of the payment of the proceeds from the disposition of notes or common stock to or through a non-United States office of a broker that is either a United States person or a United States related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know otherwise.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder’s United States federal income tax liability, if any, if the Non-U.S. Holder provides, on a timely basis, the required information to the United States Internal Revenue Service.

SELLING SECURITYHOLDERS’ TABLE

The notes were originally issued by us and sold by Merrill Lynch & Co., or the initial purchaser, in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchaser to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

The principal amounts of the notes provided in the table below are based on information provided to us by each of the selling securityholders, and the percentages are based on $150,000,000 principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion rate of 54.3596 shares per $1,000 principal amount of notes.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus to the extent required. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

The selling securityholders may from time to time offer and sell any or all of the securities under this prospectus. Because the selling securityholders are not obligated to sell the notes or the shares of common stock issuable upon conversion of the notes, we cannot estimate the amount of the notes or how many shares of common stock that the selling securityholders will hold upon consummation of any such sales.

We prepared the table below based on the information supplied to us by the selling holders named in the table and we have not sought to verify such information.

SELLING SECURITYHOLDERS

The following tables contain information furnished to us by selling holders as of January 1, 2004, with respect to the selling holders and the principal amount of notes and the underlying common stock beneficially owned by each selling holder that may be offered using this prospectus.

Name of Selling Securityholder(1)	Aggregate Principal Amount At Maturity of Notes Owned	Amount of Notes Offered Hereby	Percentage of Aggregate Principal Amount of Notes Outstanding	Number of Shares of Common Stock Owned(2)(3)		Number of Shares of Common Stock That May Be Sold(2)(3)		Percentage of Common Stock Outstanding(4)(7)
Alta Partners Holdings LDC	15,000,000	15,000,000	10.00%	815,394		815,394		1.14%
Argent Classic Convertible Arbitrage Fund L.P.	200,000	200,000	0.13%	10,871		10,871		0.02%
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	700,000	700,000	0.47%	38,051		38,051		0.05%
AstraZeneca Holdings Pension	435,000	435,000	0.29%	23,646		23,646		0.03%
Barclays Global Investors Diversified Alpha Plus Funds	685,000	685,000	0.46%	37,236		37,236		0.05%
Boilermakers Blacksmith Pension Trust	1,225,000	1,225,000	0.82%	66,590		66,590		0.09%
Calamos Market Neutral Fund-Calamos® Investment Trust	4,000,000	4,000,000	2.67%	217,438		217,438		0.30%
Canyon Capital Arbitrage Master Fund, Ltd.	3,000,000	3,000,000	2.00%	163,078		163,078		0.23%
Canyon Value Realization Fund, L.P.	1,500,000	1,500,000	1.00%	81,539		81,539		0.11%
Canyon Value Realization Fund (Cayman), Ltd.	4,100,000	4,100,000	2.73%	222,874		222,874		0.31%
Canyon Value Realization Mac 18, Ltd. (RMF)	600,000	600,000	0.40%	32,615		32,615		0.05%
CNH CA Master Account, L.P.	100,000	100,000	0.07%	5,435		5,435		0.01%
CSS LLC(8)	3,000,000	3,000,000	2.00%	163,078		163,078		0.23%
Delaware PERS	1,390,000	1,390,000	0.93%	75,559		75,559		0.11%
Deutsche Bank Securities(8)	2,175,000	2,175,000	1.45%	118,232		118,232		0.16%
Forest Fulcrum Fund L.P.(8)	1,457,000	1,457,000	0.97%	79,202		79,202		0.11%
Forest Global Convertible Fund, Ltd.	5,796,000	5,796,000	3.86%	315,068		315,068		0.44%
Forest Multi-Strategy Master Fund SPC	1,861,000	1,861,000	1.24%	101,163		101,163		0.14%
F.R. Convt. Sec. Fn.	135,000	135,000	0.09%	7,338		7,338		0.01%
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	5,000,000	5,000,000	3.33%	271,798		271,798		0.38%
HFR CA Global Opportunity Master Trust	500,000	500,000	0.33%	27,179		27,179		0.04%
HFR CA Select Fund	1,000,000	1,000,000	0.67%	54,359		54,359		0.08%
HFR RVA Select Performance Master Trust	186,000	186,000	0.12%	10,110		10,110		0.01%
ICI American Holdings Trust	320,000	320,000	0.21%	17,395		17,395		0.02%
KBC Financial Products USA Inc.(8)	2,850,000	2,850,000	1.90%	154,924		154,924		0.22%
LLT Limited	466,000	466,000	0.31%	25,331		25,331		0.04%
Lyxor/Forest Fund Ltd.	2,127,000	2,127,000	1.42%	115,622		115,622		0.16%
MSD TCB, LP	16,200,000	16,200,000	10.80%	880,626		880,626		1.23%
Relay 11 Holdings Co.	328,000	328,000	0.22%	17,829		17,829		0.02%
Salomon Brothers Asset Management(9)	5,500,000	5,500,000	3.67%	298,978		298,978		0.42%
Satellite Convertible Arbitrage Master Fund LLC	12,750,000	12,750,000	8.50%	693,085		693,085		0.97%
SG Cowen Securities-Convertible Arbitrage(8)	1,000,000	1,000,000	0.67%	54,359		54,359		0.08%
Sphinx Convertible Arbitrage SPC	310,000	310,000	0.21%	16,851		16,851		0.02%
State of Oregon / Equity	4,315,000	4,315,000	2.88%	234,561		234,561		0.33%
Sterling Invest Co.	125,000	125,000	0.08%	6,794		6,794		0.01%
Syngenta AG	235,000	235,000	0.16%	12,774		12,774		0.02%
Tewksbury Investment Fund Ltd.	100,000	100,000	0.07%	5,435		5,435		0.01%
Topanga XI(8)	1,200,000	1,200,000	0.80%	65,231		65,231		0.09%
Tribeca Investments, Ltd.	2,000,000	2,000,000	1.33%	108,719		108,719		0.15%
UBS AG London(9)	4,500,000	4,500,000	3.00%	244,618		244,618		0.34%
Xavex Convertible Arbitrage 4 Fund	229,000	229,000	0.15%	12,448		12,448		0.02%
Xavex Convertible Arbitrage 10 Fund	1,000,000	1,000,000	0.67%	54,359		54,359		0.08%
Zazove Convertible Arbitrage Fund, LP	3,000,000	3,000,000	2.00%	163,078		163,078		0.23%
Zazove Hedged Convertible Fund, LP	1,200,000	1,200,000	0.80%	65,231		65,231		0.09%
Zurich Institutional Benchmarks Master Fund Ltd. (Zazove)	500,000	500,000	0.33%	27,179		27,179		0.04%
Zurich Institutional Benchmarks Master Fund Ltd. (Forest)	1,150,000	1,150,000	0.77%	62,513		62,513		0.09%
All other holders of notes of future transferees, pledgees, donees, assignees, or successors of any such holders(3)(5)	$34,550,000	$34,550,000	23.03%	1,878,125		1,878,125		2.62%

Total	$150,000,000	$150,000,000	100.00%	8,153,946	(6)	8,153,946	(6)	11.37%

*	Less than 0.1%
(1)	Information in this table is derived from information supplied by noteholders to the Company on questionnaires.
(2)	Assumes conversion of all of the holder’s notes at a conversion rate of 54.3596 shares of common stock per $1,000 principal amount at maturity of the notes. This conversion rate is subject to adjustment, however, as described under “Description of the Notes – Conversion Rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.
(3)	Includes shares issuable upon conversion of the notes. Assumes that any other holders of the notes or any future pledgees, donees, assignees, transferees or successors of or from any other such holders of the notes, do not beneficially own any shares of common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.
(4)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 63,559,522 common shares outstanding as of January 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s notes, but we did not assume conversion of any other holder’s notes.
(5)	Selling securityholders that are not identified herein may not effect resales pursuant to this prospectus unless and until named in a post-effective amendment. Pledgees, donees, assignees, transferees, successors and others who later hold of any identified selling securityholders interests may be named by prospectus supplement, as required. Assumes that any other holders of notes, of any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the current conversion rate.
(6)	Represents the number of shares of common stock into which $150,000,000 of notes would be convertible at the conversion rate described in footnote 2 above.
(7)	Represents the amount which the selling securityholders may sell under this prospectus divided by the sum of the common stock outstanding as of January 31, 2004, plus the 8,153,946 shares of common stock into which the $150,000,000 aggregate principal amount of notes is convertible.
(8)	Selling securityholder has identified itself as a broker-dealer. Each such selling securityholder has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.
(9)	Selling securityholder has identified itself as an affiliate of a broker-dealer. Each such selling securityholder has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

VOTING/INVESTMENT CONTROL TABLE

Natural Person or Persons
Selling Securityholder	with Voting and/or Dispositive Power
Alta Partners Holdings LDC	Creedon Keller & PTRS is the investment advisor of the selling securityholder. Scott Creedon has investment control with respect to the investment adviser.
Argent Classic Convertible Arbitrage Fund	Bruce McMahan, Saul Schwartzman and John Gordon.
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	Henry Cox and Thomas Marshall.
AstraZeneca Holding Pension	Ann Houlihan.
Barclays Global Investors Diversified Alpha Plus Funds	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
Boilermakers Blacksmith Pension Trust	Ann Houlihan.
Calamos Market Neutral Fund—Calamos Investment Trust	Nick Calamos.
Canyon Capital Arbitrage Master Fund Ltd.	Canyon Capital Advisors LLC is the investment advisor of the selling security holder. Joshua S. Friedman, R. Christian B. Evenswen, Mitchell R. Julis and K. Robert Turner are managing partners of the investment advisor.
Canyon Value Realization Fund LP	Can Partners Investments III LP and Canyon Capital Advisors LLC as investment advisor of the selling security holder. Joshua S. Friedman, R. Christian B. Evenswen, Mitchell R. Julis and K. Robert Turner are managing partners of the investment advisor.
Canyon Value Realization Fund (Cayman) Ltd.	R. Christian B. Evenswen, Mitchell R. Julis and K. Robert Turner.
Canyon Value Realization MAC 18 Ltd. (RMF)	RMF MAC Ltd. and Canyon Capital Advisors LLC as investment advisor of the selling security holder. Joshua S. Friedman, R. Christian B. Evenswen, Mitchell R. Julis and K. Robert Turner are managing partners of the investment advisor.
CNH CA Master Account, L.P.	CNH Partners, LLC is the investment advisor of the selling securityholder. Robert Krail, Mark Mitchell and Todd Pulvino are investment principals for the investment advisor.
CSS LLC	Michael Carusillo.
Delaware PERS	Ann Houlihan.
Forest Fulcrum Fund LP	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
Forest Global Convertible Fund, Ltd.	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
Forest Multi-Strategy Master Fund SPC	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
F.R. Convt. Sec. Fn.	Ann Houlihan.
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors, LLC	Vincent Gubitosi.
HFR CA Global Opportunity Master Trust	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
HFR CA Select Fund	Gene T. Pretti.
HFR RVA Select Performance Master Trust	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
ICI American Holdings Trust	Ann Houlihan.
KBC Financial Products USA Inc.	Luke Edwards.
LLT Ltd.	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
Lyxor/Forest Fund Ltd.	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
MSC TCB, LP	Glenn Fuhrman and John Phelan.
Relay 11 Holdings Co.	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
Satellite Convertible Arbitrage Master Fund LLC	Steven Caton.
SG Cowen Securities—Convertible Arbitrage	Eric Loben.
Sphinx Convertible Arbitrage SPC	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
State of Oregon / Equity	Ann Houlihan.
Sterling Invest Co.	Ann Houlihan.
Syngenta AG	Ann Houlihan.
Tewksbury Investment Fund Ltd.	Matthew S. Tewksbury, Andrew M. Kain and Ian Dickson.
Topanga XI	Topanga XI is wholly owned subsidiary of NMS Services (Cayman) Inc., which is wholly owned subsidiary of NMS Services Inc., which is wholly owned subsidiary of Bank of America Corp., a publicly reporting company.
Tribeca Investments, Ltd.	Tribeca Investments, Ltd. is a wholly-owned subsidiary of Citigroup Global Markets, Inc., which is a wholly-owned subsidiary of Citigroup, Inc., a publicly reporting company.
UBS AG London	UBS AG London is a wholly-owned subsidiary of UBS AG, a publicly reporting company.
Xavex Convertible Arbitrage 4 Fund	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.
Xavex Convertible Arbitrage 10 Fund	Bruce McMahan, Saul Schwartzman and John Gordon.
Zazove Convertible Arbitrage Fund LP	Gene T. Pretti.
Zazove Hedged Convertible Fund LP	Gene T. Pretti.
Zurich Institutional Benchmarks Master Fund Ltd. (Zazove)	Gene T. Pretti.
Zurich Institutional Benchmarks Master Fund Ltd. (Forest)	Forest Investment Mngt. LLC and Michael A. Boyd Inc. Forest Investment Mngt. LLC is wholly-owned by Forest Partners II LP. Michael A. Boyd is the general partner of Michael A. Boyd Inc. and Forest Partners II LP.

PLAN OF DISTRIBUTION

The notes and the shares of common stock issuable upon conversion of the notes are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the shares of common stock issuable upon conversion of the notes. However, the selling securityholders will pay all underwriting discounts and commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the shares of common stock issuable upon conversion of the notes from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, which may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the shares of common stock issuable upon conversion of the notes or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered securities, short and deliver the notes and the shares of common stock issuable upon the conversion of the notes to close out such short positions, or loan or pledge the notes and the shares of common stock issuable upon conversion of the notes to broker-dealers or other financial institutions that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes or the shares of common stock issuable upon conversion of the notes through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes or the shares of common stock issuable upon conversion of the notes, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes or shares of common stock issuable upon conversion of the notes and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and shares of common stock issuable upon conversion of the notes, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and such shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale by the selling securityholders of the notes or shares of common stock issuable upon conversion of the notes. Selling securityholders may decide to sell all or a portion of the notes or the shares of common stock issuable upon conversion of the notes offered by them pursuant to this prospectus or may decide not to sell any notes or shares of common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the shares of common stock issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the notes or shares of common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders are deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales by the selling securityholders and any other relevant person of any of the notes and the shares of common stock issuable upon conversion of the notes. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of notes or shares of common stock issuable upon conversion to engage in market-making activities with respect to the particular notes and shares of common stock issuable upon conversion of the notes being distributed. All of the above may affect the marketability of the notes and the shares of common stock issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the shares of common stock issuable upon conversion of the notes.

Several of the selling securityholders are broker-dealers (and are deemed to be underwriters) or affiliates of broker-dealers. Each of these selling securityholders has informed us that: (1) such selling securityholder purchased its notes in the ordinary course of business, and (2) at the time that the notes were purchased, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the notes.

Under the securities laws of certain states, the notes and the shares of common stock issuable upon conversion of the notes may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states, the notes and the shares of common stock issuable upon conversion of the notes may not be sold unless the notes or the common stock issuable upon conversion of the notes, respectively, have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain liabilities, including liabilities arising under the Securities Act, and we will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. If the duration of such suspension exceeds any of the these applicable periods, we have agreed to pay predetermined liquidated damages to holders of notes as described under “Description of Notes—Registration Rights of the Note Holders.”

LEGAL MATTERS

The validity of the notes and the shares of common stock issuable upon conversion of the notes has been passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements and schedule of Openwave Systems Inc. as of June 30, 2003 and 2002 and for each of the years in the three-year period ended June 30, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2003 consolidated financial statements refers to a change in the method of accounting for goodwill and other intangible assets.